MANAGEMENT DISCUSSION & ANALYSIS

DECEMBER 31, 2018

SILVERCREST METALS INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
YEAR ENDED DECEMBER 31, 2018	TSX.V: SIL | NYSE American: SILV

This Management’s Discussion and Analysis (“MD&A”) is an overview of all material information about SilverCrest Metals Inc.’s (the “Company” or “SilverCrest”) operations, liquidity, and capital resources for the three and twelve months ended December 31, 2018. The MD&A should be read in conjunction with the audited consolidated financial statements for the years ended December 31, 2018 and 2017, and the related notes contained therein, which have been prepared under International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. Additional information relating to the Company, including the Company’s Annual Information Form for the year ended December 31, 2018 (the “AIF”), is available on SEDAR at www.sedar.com and on the Company’s website www.silvercrestmetals.com.

The first, second, third, and fourth quarters of the Company’s fiscal years are referred to as “Q1”, “Q2”, “Q3”, and “Q4”, respectively. All amounts are stated in Canadian dollars unless otherwise indicated.

The effective date of this MD&A is March 11, 2019. This MD&A contains forward-looking information.

FORWARD-LOOKING STATEMENTS

This MD&A contains “forward-looking statements” within the meaning of Canadian securities legislation. These include, without limitation, statements with respect to: the Company’s outlook, the strategic plans, timing and expectations for the Company’s exploration drilling programs of the Las Chispas property, including construction of the Area 51 decline, mineralization estimates and grades for drill intercepts, permitting for various work, and optimizing and updating the Company’s resource model and preparing a preliminary economic assessment and prefeasibility study; information with respect to high grade areas and size of veins projected from underground sampling results and drilling results; the accessibility of future mining at the Las Chispas property; intended use of available funds; and expectations regarding the Company’s ability to manage capital resources and meet working capital requirements.

Such forward-looking statements or information are based on a number of assumptions, which may prove to be incorrect. Assumptions have been made regarding, among other things: the reliability of mineralization; the conditions in general economic and financial markets; availability of skilled labour; timing and amount of expenditures related to rehabilitation and drilling programs; and effects of regulation by governmental agencies.

The actual results could differ materially from those anticipated in these forward-looking statements as a result of risk factors including: the timing and content of work programs; results of exploration activities; the interpretation of drilling results and other geological data; receipt, maintenance and security of permits and mineral property titles; environmental and other regulatory risks; project cost overruns or unanticipated costs and expenses; and general market and industry conditions. Reference should be made to “Risk Factors” in the AIF for disclosures of risk factors relating to the Company.

Forward-looking statements are based on the expectations and opinions of the Company’s management on the date the statements are made. The assumptions used in the preparation of such statements, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statements were made.

The Company undertakes no obligation to update or revise any forward-looking statements included in this MD&A if these beliefs, estimates and opinions or other circumstances should change, except as otherwise required by applicable law.

QUALIFIED PERSON

Technical information contained in this MD&A has been prepared by or under the supervision of N. Eric Fier, CPG, P.Eng, and Chief Executive Officer of the Company, who is a ‘Qualified Person’ for the purpose of National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”).

CAUTIONARY NOTE TO U.S. INVESTORS CONCERNING ESTIMATES OF MINERAL RESOURCES

This MD&A has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws. The terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under the United States Securities and Exchange Commission (“SEC”) Industry Guide 7 under the United States Securities Act of 1933, as amended, and historically have not been permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, SEC Industry Guide 7 historically only permitted issuers to report mineralization that does not constitute “reserves” as in-place tonnage and grade without reference to unit measures.

SILVERCREST METALS INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
YEAR ENDED DECEMBER 31, 2018	TSX.V: SIL | NYSE American: SILV

Accordingly, information contained in this MD&A contain descriptions of our mineral deposits that may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of SEC Industry Guide 7.

SILVERCREST METALS INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
YEAR ENDED DECEMBER 31, 2018	TSX.V: SIL | NYSE American: SILV

SILVERCREST METALS INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
YEAR ENDED DECEMBER 31, 2018	TSX.V: SIL | NYSE American: SILV

1. DESCRIPTION OF BUSINESS

SilverCrest is a Canadian precious metals exploration company headquartered in Vancouver, BC, that is focused on new discoveries, value-added acquisitions, and targeting production in Mexico’s historic precious metal districts. The Company’s ongoing initiative is to increase its asset base by acquiring and developing substantial precious metal resources, and ultimately operating high grade silver/gold mines in Mexico.

The Company has a total of six exploration properties: Las Chispas, Cruz de Mayo, Huasabas (currently under cancellation process), Guadalupe (currently optioned to a third party), Angel de Plata, and Estacion Llano. The Company’s current focus is the Las Chispas Property (or the “Property”), which is located approximately 180 kilometres northeast of Hermosillo, Sonora, Mexico. The Property is in a prolific mining area with nearby precious metal producers and now consists of 28 concessions totaling approximately 1,400 hectares. The Company has identified 30 epithermal veins on the Property. Only eight of these 30 veins were included in the mineral resource estimate described below.

The 30 veins identified on the Property are low to intermediate sulfidation epithermal veins ranging from 0.5 to 11 metres wide. Veins can consist of quartz with calcite veining, stockwork, and or breccia. The in-situ precious metal value within the discovered veins to date is approximately 50/50 silver and gold and contains minor base metals. High-grade areas or zones in a vein are controlled by structures, bedding contacts, proximity to intrusive dykes, and geochemical characteristics. A majority of the defined veins are exposed at the surface with many having historic shallow workings. High-grade discoveries are being made on fault extensions of unmined veins and down plunge high-grade extensions away from historic workings. To the Company’s knowledge, all discoveries to date had not been drill-tested until SilverCrest initiated its program in 2016.

Details of the Company’s other five properties are available on the Company’s website, www.silvercrestmetals.com.

2. HIGHLIGHTS

The Company’s key events and highlights during 2018, and to date, include the following:

Las Chispas Exploration and Discoveries to Date

Updated Mineral Resource Estimate
N. Eric Fier, CPG, P.Eng, and Chief Executive Officer of the Company prepared an updated technical report for the Company in accordance with NI 43-101 titled “Technical Report and Updated Mineral Resource Estimate for the Las Chispas Property, Sonora, Mexico” (the “Updated MRE Report”) effective September 13, 2018. The Updated MRE Report is available on the Company’s website at www.silvercrestmetals.com or under SilverCrest’s SEDAR profile at www.sedar.com.

The updated resource estimate was based on the Company’s Phase I, II, and partial Phase III exploration programs conducted from March 2016 to September 2018 at an approximate cost of $21.9 million (excluding acquisition costs) and was classified as an Inferred Mineral Resource based on CIM Definition Standards. The following are highlights of the Las Chispas updated resource (September 2018) compared to the Maiden Resource Report (February 2018):

  38% increase in AgEq ounces from 62.8 to 86.7 million;
  26% increase in tonnes from 3.4 million to 4.3 million;
  10% increase in AgEq grade from 568 gpt AgEq to 623 gpt AgEq;
  75% increase in high-grade AgEq ounces greater than 1,000 gpt from 32.2 million (Area 51 zone) to 56.3 million (revised Area 51 and Babicanora Norte Vein);
  66% increase in high-grade tonnes grading greater than 1,000 gpt from 967,000 tonnes to 1,606,000 tonnes;
  Approximately 80% of the updated resource is in the Babicanora Area (3 veins) with 20% in the Las Chispas Area (5 veins); and
  Five epithermal veins in the maiden resource, eight epithermal veins in the updated resource. Total of 30 epithermal veins defined to date in district controlled by the Company.

Phase III Exploration
The Company commenced the Phase III exploration program on Las Chispas in February 2018 and had previously estimated Phase III to cost $19.3 million (or US$15.0 million) with scheduled completion by Q4, 2019. Phase III is ongoing and focuses on expanding mineralization and improving the resource confidence through in-fill drilling (25 to 35 metre spacing) to reclassify Inferred Resources to Measured and Indicated Resources.

As noted in the Updated MRE Report following the initial Phase III results, the Company initially planned for drilling of approximately 45,000 metres for its Phase III exploration. As of February 28, 2019, the Company has drilled approximately 305 holes for 87,720 metres in Phase III and cumulatively 133,470 metres drilled in 488 holes since inception. Additional Phase III results since September 2018 will be presented in a third technical report (anticipated for Q2, 2019). The Company also plans for an additional 40,000 to 50,000 metres of infill and expansion drilling for the remainder of H1, 2019.

SILVERCREST METALS INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
YEAR ENDED DECEMBER 31, 2018	TSX.V: SIL | NYSE American: SILV

Other ongoing site work includes preliminary economic assessment work (see below), ground breaking for the Area 51 decline (see below), an extensive metallurgical test program, drilling large diameter wells for site water, and permitting for various additional work.

During 2018, the Company incurred $18.3 million at Las Chispas (refer to “7. Financings – Use of Proceeds”). The Company estimates spending approximately US$10.0 million in H1 2019 and plans to re-assess its H2, 2019 budget for the Las Chispas property in early Q2, 2019.

Preliminary Economic Assessment (“PEA”)
On October 2, 2018, SilverCrest retained the services of Tetra Tech Inc. of Vancouver, BC to complete a PEA for the Las Chispas project. The PEA will consider the conceptual economics of developing a 1,000 to 1,500 tonne per day underground mining operation with a counter-current decantation facility (CCD) and Merrill Crowe recovery circuit similar to those of the nearby Santa Elena and Mercedes mines. The PEA is now expected to be completed in Q2, 2019 (extended from the previously announced Q1, 2019 estimate further to the Company expanding the scope of drilling to be included in the imminent third resource estimate). As part of the PEA, the Company is completing expansion and in-fill drilling and detailed metallurgy testwork at Las Chispas. Given the high-grade nature of Las Chispas, the Company is evaluating cyanidation with a possible add-on gravity and/or flotation circuit followed by intense leaching of concentrate. This ongoing test work will be helpful in confirming initial metallurgical recoveries using cyanidation, gravity and flotation methods. Initial metallurgical testwork completed in November 2017 showed average recoveries of 86.6% for silver and 98% for gold using standard cyanidation only.

Exploration Decline
During December 2018, the Company selected its contractor to construct an exploration decline to access the Babicanora Vein, Area 51 zone. As of February 2019, the Company obtained the necessary permits and commenced work on the decline, estimated to be 550 metres long, 4.5 metres wide by 4.0 metres in height. The work will also include drifting 400 to 800 metres along the strike of vein mineralization to collect information on vein grade and width continuity, reconciliation with the resource model, geotechnical parameters, mineability, and bulk sampling for additional metallurgical testwork. During the construction of the exploration drifts, the Company will set up drill stations to further in-fill drill the Area 51 zone and test for extensions at depth. The Company expects to be drifting in high-grade mineralization and stockpiling this material in the second half of 2019.

Other Properties and Activities in Mexico

  In late February 2018, the Company’s subsidiary, Minera La Llamarada, S.A. de C.V. (“Llamarada”), and Oro Gold de Mexico S.A. de C.V., a subsidiary of Marlin Gold Mining Ltd., entered into an assignment of mining concession agreement for the sale and purchase of 100% title of the Guadalupe Mining Concession. The price agreed upon by the parties was US$500,000 plus value added tax (“IVA”) to be paid as follows: US$100,000 plus IVA on signing of the agreement (received); US$100,000 plus IVA no later than 12 months from the date of signing the agreement (received); and US$300,000 plus IVA no later than 24 months from the date of signing of the agreement.

  In mid-March 2018, Llamarada purchased a 671.9 hectare ranch. The Company now owns approximately two-thirds of the surface rights over the Las Chispas mining concessions. The remaining surface rights over the Las Chispas mining concessions are held by Llamarada under previously negotiated 20 year lease agreements.

  In May 2018, Llamarada reinstated an assignment agreement to purchase a 100% interest in the El Gueriguito concession by making a payment of $64,555 (US$50,000). The Company made another scheduled payment of $66,020 (US$50,000) in November 2018 to maintain the concession in good standing.

  While the Company continues to have a 100% interest or the option to purchase a 100% interest in the Cruz de Mayo, Huasabas, Angel de Plata, and Estacion Llano properties, no substantive exploration expenditures are currently budgeted nor planned. As a result, as of September 2018, the Company recorded impairment expense of $642,283 for all previously capitalized costs related to these four properties.

Corporate Update

During 2018, corporate highlights included the following:

  In connection with Christopher Ritchie being appointed President of SilverCrest effective January 1, 2018, SilverCrest completed a private placement with Mr. Ritchie of 451,800 units at $1.66 per unit for gross proceeds of $749,988. Each unit consisted of one common share of the Company and a half warrant, with each whole warrant being exercisable to purchase one common share of the Company at $2.29 per share until January 17, 2020. Net proceeds from this private placement were used for general working capital purposes.

  In May 2018, the Company completed a prospectus offering whereby the Company issued 8,214,450 common shares at $2.10 per share for gross proceeds of $17,250,345. Commissions of $1,313,612 were paid in connection with the prospectus offering. Refer to “7. Financings – Use of Proceeds”.

SILVERCREST METALS INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
YEAR ENDED DECEMBER 31, 2018	TSX.V: SIL | NYSE American: SILV

  On December 7, 2018, the Company completed a private placement to SSR Mining Inc. of 8,220,645 common shares of the Company at $3.73 per share for gross proceeds of $30,663,006. The Company incurred $245,823 of securities issuance costs and no finder’s fee was payable.

  During 2018, the Company issued an aggregate of 236,750 common shares to a mineral property concession holder pursuant to a mineral property option agreement. The fair value of the shares was $682,992 and the Company incurred $10,007 in related securities issuance costs.

  During 2018, the Company issued a total of 4,196,085 common shares of the Company for aggregate gross proceeds of $9,011,480 in connection with the exercise of stock options and warrants at exercise prices ranging from $0.16 to $3.00 per share.

Subsequent to December 31, 2018:

  In connection with Pierre Beaudoin being appointed Chief Operating Officer of SilverCrest effective November 13, 2018, the Company completed a January 2019 private placement with Mr. Beaudoin and his nominees of 100,000 units at $2.92 per unit for gross proceeds of $292,000. Each unit consisted of one common share of the Company and a half warrant, with each whole warrant being exercisable to purchase one common share of the Company at $4.03 per share until January 11, 2021. Net proceeds from this private placement were used for general working capital purposes.

  The Company issued a total of 409,905 common shares for aggregate gross proceeds of $452,812 in connection with the exercise of stock options and warrants at exercise prices ranging from $0.16 to $2.37 per share.

  The Company cancelled and returned to treasury 62,722 shares pursuant to a depositary agreement dated September 15, 2015 entered into between the Company and Computershare Trust Company of Canada (“Computershare”). Computershare was appointed to act as depositary for common shares of the Company to be distributed to former shareholders of SilverCrest Mines Inc. by a plan of arrangement agreement (“the Arrangement”) dated July 26, 2015. Any shares not distributed on or before October 1, 2018, the third anniversary of the date of completion of the Arrangement, were returned to the Company for cancellation.

3. SELECTED ANNUAL FINANCIAL INFORMATION

The following table sets out selected annual financial information derived from the Company’s audited annual financial statements for each of the three most recently completed financial years of the Company:

	2018	2017	2016
Comprehensive loss for the year	(5,771,550)	(4,875,261)	(1,741,825)
Loss per share - basic and diluted	(0.08)	(0.10)	(0.04)
Total assets	81,441,064	26,892,561	17,874,477

In 2018, the Company mainly focused on its exploration program at Las Chispas, drilling over 71,000 metres (2017 – 32,000 metres, 2016 – 8,000 metres) and incurring $18.3 million (2017 – $9.8 million, 2016 – $3.0 million) of direct costs which were capitalized to exploration and evaluation assets on the statement of financial position. In 2018, the increase in total assets was also attributable to the completion of a private placement financing of $30.7 million with SSR Mining Inc. in December 2018.

4. SUMMARY OF QUARTERLY RESULTS

The following table sets out information, derived from the Company’s financial statements, for each of the eight most recently completed financial quarters:

	2018				2017
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
	December	September	June 30,	March 31,	December	September	June 30,	March 31,
	31, 2018	30, 2018	2018	2018	31, 2017	30, 2017	2017	2017
Comprehensive loss for the period	(1,363,212)	(1,904,992)	(1,244,740)	(1,258,606)	(1,252,991)	(1,063,974)	(1,042,120)	(1,516,176)
Loss per share - basic and diluted	(0.02)	(0.02)	(0.02)	(0.02)	(0.03)	(0.02)	(0.02)	(0.03)

The overall increase in comprehensive losses for last two quarters in 2018, are primarily the result of the added costs associated with the Company’s NYSE American listing in August 2018, impairment of four of the Company’s non-core mineral properties in September 2018, and stock-based compensation for options granted in late 2018.

SILVERCREST METALS INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
YEAR ENDED DECEMBER 31, 2018	TSX.V: SIL | NYSE American: SILV

5. RESULTS OF OPERATIONS AND FINANCIAL CONDITION

During the three and twelve months ended December 31, 2018, comprehensive losses were $1,363,212 and $5,771,550, respectively, compared to $1,252,991 and $4,875,261 for the three and twelve months ended December 31, 2017. The significant variations between Q4, 2018 and Q4, 2017 included the following:

  Exploration expenditures increased to $131,157 (Q4, 2017 –$79,341) during Q4, 2018, for a total of $139,659 in 2018 (2017 – $113,254), as the Company began to expense costs related to impaired non-core exploration and evaluation assets.

  Impairment costs decreased to $Nil (Q4, 2017 – $76,387) during Q4, 2018, for a total of $642,283 in 2018 (2017 – $76,387), as the Company recorded an impairment charge on four of its non-core exploration and evaluation assets in Q3, 2018.

  Foreign exchange gain increased to $545,097 (Q4, 2017 – loss of $55,681) during Q4, 2018, for a total of $912,045 in 2018 (2017 – loss of $233,397), due to changes in the value of the Canadian dollar compared to the US dollar and Mexican peso since Q4, 2017. As at December 31, 2018, the Company is primarily exposed to foreign currency risks through holding US dollar cash and cash equivalents of $32,359,542 (December 31, 2017 – $39,180) and Mexican peso cash and cash equivalents of $345,809 (December 31, 2017 – $2,157) both presented in Canadian dollar equivalents.

  Interest income increased to $157,361 (Q4, 2017 – expense of $16,460) during Q4, 2018, for a total of $335,164 in 2018 (2017 – $41,571), as the Company had higher cash balances invested in interest-bearing investments.

  Insurance increased to $67,226 (Q4, 2017 – $17,077) during Q4, 2018, for a total of $132,620 in 2018 (2017 – $59,760), as the Company obtained increased insurance coverage related to listing on the NYSE American exchange.

  Management and director fees increased to $264,104 (Q4, 2017 –$107,295) during Q4, 2018, for a total of $500,289 in 2018 (2017 – $327,432), as the Company paid increased management fees to key management personnel for performance in 2018.

  Professional fees increased to $87,298 (Q4, 2017 –$40,522) during Q4, 2018, for a total of $315,049 in 2018 (2017 – $188,127), due to added legal and accounting costs associated with the filing of an annual information form and the mineral resource estimates, and addressing other regulatory matters including obtaining a listing on the NYSE American.

  Remuneration increased to $728,586 (Q4, 2017 – $273,275) during Q4, 2018, for a total of $1,466,109 in 2018 (2017 – $577,690), as the Company had a higher head-count compared to 2017 and increased compensation packages for senior management and operational personnel as a result of performance reviews in Q4, 2018.

  Share-based compensation increased to $490,974 (Q4, 2017 – $383,339) during Q4, 2018, for a total of $2,544,834 in 2018 (2017 – $2,451,021), as the Company granted options during Q4, 2018 and previously granted options vested during Q4, 2018.

  Regulatory and transfer agent fees increased to $40,692 (Q4, 2017 – $21,097) during Q4, 2018, for a total of $238,338 in 2018 (2017 – $91,846), as the Company incurred fees relating to listing on the NYSE American exchange.

  Tradeshow and travel increased to $92,238 (Q4, 2017 – $86,234) during Q4, 2018, for a total of $448,864 in 2018 (2017 – $259,553), as the Company increased its marketing activities including attending tradeshows and holding roadshows for investors throughout North America and Europe.

6. LIQUIDITY AND CAPITAL RESOURCES OUTLOOK

The Company has financed its operations to date primarily through the issuance of common shares. The Company currently has no operations from which to derive revenues.

Assets
At December 31, 2018, the Company held $44.0 million (2017 – $10.1 million) as cash and cash equivalents. The significant factors for the increase in cash and cash equivalents from 2017 to 2018 include:

  $5,329,424 (2017 – $3,428,443) used in operating activities (see “5. Results of Operations and Financial Condition”) for 2018;

  $16,956,488 (2017 – $5,918,212) used in investing activities, primarily for the payment of $17,010,194 (2017 – $9,023,908) towards exploration and evaluation expenditures (see “2. Highlights - Las Chispas Exploration and Discoveries to Date”) and $360,579 (2017 – $943,259) for the purchase of property and equipment related to Las Chispas for 2018; and

SILVERCREST METALS INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
YEAR ENDED DECEMBER 31, 2018	TSX.V: SIL | NYSE American: SILV
  $56,183,330 (2017 – $10,534,262) generated by financing activities, primarily from the completion of the private placement to Mr. Ritchie in January 2018, the prospectus financing in May 2018, the private placement to SSR Mining Inc. in December 2018, and the exercise of options and warrants throughout 2018. See “2. Highlights – Corporate Update”.

The amounts receivable balance of $170,574 (2017 – $68,636) consists primarily of $79,105 (2017 – $61,104) due from Goldsource Mines Inc. (“Goldsource”, see “9. Related Party Transactions”), interest receivable of $46,886 (2017 – $Nil) and $40,499 due from Mr. Ritchie.

Taxes receivable increased to $3,914,453 (2017 – $1,546,202), which consisted of value added taxes (“IVA”) in Mexico of $3,877,934 (2017 – $1,526,702) and goods and services taxes in Canada of $36,519 (2017 – $19,500) that the Company has paid and is due to be refunded. The Company believes the balance is fully recoverable and has not provided an allowance. As the Company is uncertain of the timing of the recovery of the IVA it has recorded this receivable as a non-current asset.

Property and equipment increased to $1,302,884 (2017 – $1,001,038) primarily due to the purchases in Mexico during 2018 for Las Chispas.

Exploration and evaluation assets increased to $31,615,763 (2017 – $13,994,090), primarily due to the exploration program at Las Chispas (see “2. Highlights – Las Chispas Exploration and Discoveries to Date”) and for option payments and concession taxes related to all properties.

Liabilities
As at December 31, 2018, accounts payable and accrued liabilities amounted to $1,462,538 (2017 – $906,291), which relates to various contractual commitments in the normal course of business.

Liquidity outlook and risks
While the Company currently has no source of revenue, its cash and cash equivalents of $44.0 million contribute to working capital of $43.0 million (as of December 31, 2018), which management believes will be sufficient to fund exploration activities and general working capital for the next 12 months. The Company’s financial success is dependent on its ability to discover economically viable mineral deposits. Assuming the successful completion of its Phase III exploration program by Q4, 2019, the Company expects to present a fourth resource report and a preliminary feasibility study which will also help management determine the scope of its next exploration program. To advance beyond the currently planned underground and surface exploration programs at Las Chispas, the Company may require additional financing, which is subject to a number of factors many of which are beyond the Company’s control. There is no assurance that future equity capital will be available to the Company in the amounts or at the times desired by the Company or on terms that are acceptable to it, if at all. In order to facilitate the management of its capital requirements, the Company prepares annual expenditure budgets which are revised periodically based on the results of its exploration programs, availability of financing, and industry conditions.

Commitments
The following table reflects the Company’s property option payment commitments due by period as of December 31, 2018:

		Payment due by period
In USD	Total	< 1 year	1-2 years	3-5 years	> 5 years
Las Chispas Option Payments	$460,000	$180,000	$280,000	$-	$-
Cruz de Mayo	655,000	50,000	50,000	150,000	405,000
Total	$1,115,000	$230,000	$330,000	$150,000	$405,000

•	Not included in the table above are concession tax payments, estimated at $208,000 per annum for all properties.

The Company leases its head office under a non-cancellable operating lease expiring within five years. On renewal, the terms of the lease are renegotiated. In 2018, excess office space was sub-let to a third party under a non-cancellable operating lease expiring in two years. Commitments for minimum lease payments in relation to non-cancellable operating leases are payable as follows:

SILVERCREST METALS INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
YEAR ENDED DECEMBER 31, 2018	TSX.V: SIL | NYSE American: SILV

	2018	2017
Lease payments
Within one year	$181,184	$96,106
Later than one year but not later than five years	649,241	-
Latert han five years	-	-
Total	$830,425	$96,106
Sub-Lease payments
Future minimum lease payments to be received in relation to non-cancellable sub-leases of operating leases	$112,146	$500

7. FINANCINGS – USE OF PROCEEDS

December 19, 2017 Financing
On December 19, 2017, the Company completed a brokered private placement offering for gross proceeds of $10.1 million. The net proceeds of this financing of $9.4 million were for the Company’s continued exploration and drilling programs, to finalize a maiden resource estimate for the Las Chispas Project, and for general corporate purposes.

January 17, 2018 Financing
On January 17, 2018, the Company completed a private placement offering with its newly appointed President, Mr. Ritchie, for gross proceeds of $749,988 (see “2. Highlights – Corporate Update”). Net proceeds from this private placement have been used for general working capital purposes.

May 17, 2018 Financing
On May 17, 2018, the Company completed a prospectus offering for gross proceeds of $17.3 million (see “2. Highlights – Corporate Update”). The net proceeds of the offering of approximately $15.9 million were for updating the resource estimate and preparation of a PEA at the Las Chispas property; expansion and infill drilling along multiple veins at the Las Chispas property; Area 51 exploration decline at the Las Chispas property; assays, underground channel sampling, mapping, sampling and metallurgical testwork on historical in-situ and muck material at the Las Chispas property; baseline work, additional surface rights acquisitions, water exploration and permitting at the Las Chispas property; option payments at the Company’s Las Chispas property; and general working capital and administrative purposes. Proceeds intended for the PEA were redirected to the expanded Phase III drill program.

The following table compares the estimated use of net proceeds (other than working capital and administrative expenses) from the three financings above and the actual use of the proceeds as of January 31, 2019.

	Use of Proceeds-Financing		Actual as of January 31, 2019
Description of expenditure	(in US$)	(in C$)	(in US$)	(in C$)
Expansion and infill drilling	8,600,000	10,952,000	8,451,878	10,951,098
Area 51 exploration decline	3,000,000	3,851,000	652,888	845,948
Assays, sampling, mapping and metallurgical testwork	400,000	507,000	1,149,841	1,489,849
Field and administrative costs	1,850,000	2,339,000	1,658,791	2,149,295
Resource Estimates and technical reports	400,000	510,000	121,592	157,547
Option agreement, concession taxes and surface rights	2,762,500	3,489,000	2,482,010	3,215,940
Total	17,012,500	21,648,000	14,517,000	18,809,677

Expenditures, especially assays, sampling, mapping, and metallurgical test work, has varied significantly from the amounts estimated in the financings as a result of accelerating expansion drilling. Between February 13, 2018 to February 28, 2019, the Company has drilled over 87,000 metres. The additional metres resulted in overall increases in the costs of drilling, assays, labour, and general exploration.

December 7, 2018 Financing
On December 7, 2018, the Company completed a private placement with SSR Mining Inc. for gross proceeds of $30.7 million (see “2. Highlights – Corporate”). All of the net proceeds related to this financing were still on hand as at February 28, 2019 and as such excluded from the use of net proceeds calculation above. The Company plans to use the net proceeds of approximately $30.4 million from this private placement for its ongoing Phase III program, which includes infill and expansion drilling until Q4, 2019 and, assuming continued positive exploration results, a preliminary economic assessment and pre-feasibility study on Las Chispas.

SILVERCREST METALS INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
YEAR ENDED DECEMBER 31, 2018	TSX.V: SIL | NYSE American: SILV

8. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

The Company’s financial instruments consist of cash and cash equivalents, amounts receivable, and accounts payable. The carrying value of amounts receivable and accounts payable approximate their fair values due to the short periods until settlement. The Company’s cash and cash equivalents are measured using level 1 inputs. The Company is exposed to various financial instrument risks, and assesses the impact and likelihood of this exposure. These risks include liquidity risk, foreign currency risk, credit risk, and interest rate risk. Please refer to note 12 of the audited consolidated financial statements. Where material, these risks are reviewed and monitored by the Board of Directors.

9. RELATED PARTY TRANSACTIONS

Professional fees

During 2018, the Company paid or accrued professional fees of $79,804 (2017 – $40,244) and securities issuance costs of $259,081 (2017 – $94,945), to Koffman Kalef LLP, a law firm of which the Company’s Corporate Secretary is a partner. At December 31, 2018, $105,375 (2017 – $103,195) was payable to Koffman Kalef LLP.

Key management compensation

The Company’s key management personnel have authority and responsibility for planning, directing, and controlling the activities of the Company and include the Company’s CEO, President, CFO and COO. Key management personnel compensation is summarized as follows:

	2018	2017
Management fees (1)	$431,250	$258,750
Management remuneration(2)	612,880	129,745
Director fees	69,039	68,682
Share -based compensation (3)	2,471,541	2,314,719
	$3,584,710	$2,771,896

(1)

During 2018 and 2017, management fees were paid to a company controlled by the CEO. During 2017, management fees were paid to a company controlled by the former Executive Vice President of the Company.

(2)	During 2018, remuneration and short-term benefits were paid to the President, CFO, and COO. During 2017, remuneration and short-term benefits were paid to the CFO.
(3)	Share-based compensation is the fair value of the vested portion of stock options that have been granted to directors and officers of the Company.

Other transactions

During 2018, the Company:

  paid remuneration of $370,216 (2017 – $166,282) to two employees, Stephany Fier and Nathan Fier, (2017 – one employee) providing technical services who are immediate family members of the CEO, of which $215,156 (2017 – $130,544) was recorded as exploration and evaluation expenditures and $155,060 (2017 – $35,738) was expensed. The Company also recorded share-based compensation of $214,833 (2017 – $165,855) for the vested portion of stock options granted to these employees, of which $126,927 (2017 – $165,855) was recorded as exploration and evaluation expenditures and $87,906 (2017 – $Nil) was expensed; and

  the Company recorded a loan receivable of $40,499 from the President which bears an interest rate of 2% per annum and is due on December 31, 2019.

On October 1, 2015, the Company entered into an allocation of costs agreement with Goldsource, a company related by common directors and officers, N. Eric Fier, Graham Thody and Nicholas Campbell, whereby the Company shares salaries, administrative services, and other expenses. During 2018, the Company allocated to Goldsource $138,541 (2017 – $176,174) for its share of these expenses, of which $79,105 (2017 – $61,104) was receivable from Goldsource at December 31, 2018.

SILVERCREST METALS INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
YEAR ENDED DECEMBER 31, 2018	TSX.V: SIL | NYSE American: SILV

10. OUTSTANDING SHARE CAPITAL

As of the date hereof, the Company had the following common shares, share purchase warrants and options issued and outstanding:

Issued & Outstanding Shares:			85,369,816
	$ per share	Expiry
Warrants:	$1.45 - $4.03	Dec 19, 2019 - Jan 10, 2021	3,882,400
Options:	$0.16 - $3.41	Dec 9, 2020 - Dec 14, 2023	7,345,000
Fully Diluted			96,597,216

11. OFF-BALANCE SHEET ARRANGEMENTS

As at December 31, 2018, the Company had no off-balance sheet arrangements, such as guarantee contracts, contingent interest in assets transferred to an entity, derivative instrument obligations, or any obligations that trigger financing, liquidity, market, or credit risk to the Company.

12. PROPOSED TRANSACTION

As at December 31, 2018 and the date hereof, the Company had no disclosable proposed transaction. It is the Company’s policy not to disclose transactions until they are fully executed.

13. CHANGES IN ACCOUNTING POLICIES

Financial instruments

The Company adopted all of the requirements of IFRS 9 – Financial Instruments (“IFRS 9”) as of January 1, 2018. IFRS 9 replaces IAS 39 – Financial Instruments: Recognition and Measurement (“IAS 39”). IFRS 9 utilizes a revised model for recognition and measurement of financial instruments and a single, forward-looking “expected loss” impairment model. Most of the requirements in IAS 39 for classification and measurement of financial liabilities were carried forward in IFRS 9, so the Company’s accounting policy with respect to financial liabilities is unchanged. As a result of the adoption of IFRS 9, management has changed its accounting policy for financial assets retrospectively, for assets that continued to be recognized at the date of initial application. The change did not impact the carrying value of any financial assets or financial liabilities on the transition date.

The following is the Company’s new accounting policy for financial instruments under IFRS 9:

Classification

The Company classifies its financial instruments in the following categories: at fair value through profit and loss (“FVTPL”), at fair value through other comprehensive income (loss) (“FVTOCI”), or at amortized cost. The Company determines the classification of financial assets at initial recognition. The classification of debt instruments is driven by the Company’s business model for managing the financial assets and their contractual cash flow characteristics. Equity instruments that are held for trading are classified as FVTPL. For other equity instruments, on the day of acquisition the Company can make an irrevocable election (on an instrument-by-instrument basis) to designate them as at FVTOCI. Financial liabilities are measured at amortized cost, unless they are required to be measured at FVTPL (such as instruments held for trading or derivatives) or the Company has opted to measure them at FVTPL.

The Company completed a detailed assessment of its financial assets and liabilities as at January 1, 2018. The following table shows the original classification under IAS 39 and the new classification under IFRS 9:

Financial assets/liabilities	Original classification IAS 39	New classification IFRS 9
Cash and cash equivalents	FVTPL	FVTPL
Amounts receivable	Amortized cost	Amortized cost
Accounts payable	Amortized cost	Amortized cost

The Company did not restate prior periods and determined that the adoption of IFRS 9 resulted in no impact to the opening accumulated deficit on January 1, 2018.

Measurement

Financial assets and liabilities at amortized cost

SILVERCREST METALS INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
YEAR ENDED DECEMBER 31, 2018	TSX.V: SIL | NYSE American: SILV

Financial assets and liabilities at amortized cost are initially recognized at fair value plus or minus transaction costs, respectively, and subsequently carried at amortized cost less any impairment.

Financial assets and liabilities at FVTPL

Financial assets and liabilities carried at FVTPL are initially recorded at fair value and transaction costs are expensed in profit or loss. Realized and unrealized gains and losses arising from changes in the fair value of the financial assets and liabilities held at FVTPL are included in the consolidated statements of comprehensive loss in the period in which they arise.

Impairment of financial assets at amortized cost

An ‘expected credit loss’ impairment model applies which requires a loss allowance to be recognized based on expected credit losses. The estimated present value of future cash flows associated with the asset is determined and an impairment loss is recognized for the difference between this amount and the carrying amount as follows: the carrying amount of the asset is reduced to estimated present value of the future cash flows associated with the asset, discounted at the financial asset’s original effective interest rate, either directly or through the use of an allowance account and the resulting loss is recognized in profit or loss for the period.

In a subsequent period, if the amount of the impairment loss related to financial assets measured at amortized cost decreases, the previously recognized impairment loss is reversed through profit or loss to the extent that the carrying amount of the investment at the date the impairment is reversed does not exceed what the amortized cost would have been had the impairment not been recognized.

Derecognition

Financial assets

The Company derecognizes financial assets only when the contractual rights to cash flows from the financial assets expire, or when it transfers the financial assets and substantially all of the associated risks and rewards of ownership to another entity. Gains and losses on derecognition are generally recognized in the consolidated statements of comprehensive loss.

Revenue from contracts with customers

The Company adopted all of the requirements of IFRS 15 Revenue from Contracts with Customers (“IFRS 15”) as of January 1, 2018. IFRS 15 utilizes a methodical framework for entities to follow in order to recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods and services. As the Company has no revenues, the change did not impact accumulated deficit or any assets and liabilities on the transition date.

14. NEW STANDARDS NOT YET ADOPTED

IFRS 16, published on January 13, 2016, supersedes IAS 17 – Leases. The standard provides a single lessee accounting model, requiring lessees to recognize assets and liabilities for all leases unless a lease term is 12 months or less or the underlying asset has a low value. Lessors continue to classify leases as operating or finance, with IFRS 16’s approach to lessor accounting substantially unchanged from its predecessor, IAS 17. IFRS 16 applies to reporting periods beginning on or after January 1, 2019.

The Company plans to apply IFRS 16 effective January 1, 2019 using the modified retrospective method. Under this method, financial information will not be restated and will continue to be reported under the accounting standards in effect for those periods. The Company will recognize lease obligations related to its lease commitments for its office lease. It will be measured at the present value of the remaining lease payments, discounted using the Company’s incremental borrowing rate as at January 1, 2019. The associated right of use asset will be measured at the lease obligation amount, less prepaid lease payments, resulting in no adjustment to the opening balance of retained earnings. The Company intends to apply the following practical expedients permitted under the new standard:

  leases of low dollar value will continue to be expensed as incurred; and
  the Company will not apply any grandfathering practical expedients.

As at January 1, 2019 the Company expects to recognize approximately $602,000 in right-of-use assets and $638,000 of incremental lease obligations.

SILVERCREST METALS INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
YEAR ENDED DECEMBER 31, 2018	TSX.V: SIL | NYSE American: SILV

15. RISK FACTORS

Risk management is an ongoing exercise upon which the Company spends a substantial amount of time. The following factors are those which are the most applicable to the Company. The discussion which follows is not inclusive of all potential risks.

Risks inherent in the mining business
The business of exploring for mineral resources is inherently risky. Few properties that are explored are ultimately developed into producing mines. The business involves substantial financial risks over a significant period of time that even a combination of careful evaluation, experience, and knowledge may not eliminate. It is impossible to ensure that the Company’s current or proposed exploration programs will result in commercially viable mining operations. Whether a mineral deposit will be commercially viable depends on a number of factors, some of which are: the particular attributes of the deposit, such as size, grade, and proximity to infrastructure; metal prices which are highly cyclical; and government regulations, including regulations relating to prices, taxes, royalties, permitting, land tenure, land use, importing and exporting of minerals, and environmental protection. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Company not receiving an adequate return on invested capital. There is no certainty that the expenditures made by the Company towards the search, evaluation, and development of mineral deposits will result in commercial quantities of ore.

No history of operations or earnings
The Company has no history of operations or earnings. The Company is an exploration stage company, and no operating revenues are anticipated until one of the Company’s projects comes into production, which may or may not occur. As such, any future revenues and profits are uncertain. The Company is subject to many risks common to such enterprises, including under capitalization, cash shortages, limitations with respect to personnel, financial and other resources, and lack of revenues. There is no assurance that an investor will be successful in achieving a return on an investment in the common shares of the Company, and the likelihood of success must be considered in light of its early stage of development.

Additional capital and financing risks
The Company plans to focus on exploring for minerals, and will use its working capital to carry out such exploration. The Company has no source of operating cash flow. The exploration and development of the Company’s properties may be dependent upon the Company’s ability to obtain financing through equity or debt, and there can be no assurance that it will be able to obtain adequate financing in the future or that the terms of such financing will be favourable to the Company. Failure to obtain such additional financing could result in the delay or indefinite postponement of further exploration and development of the Company’s projects, and the Company may become unable to acquire and retain its property interests.

Foreign operations
The Company’s properties are located in Mexico, and therefore exposed to various levels of political, economic, and other risks and uncertainties which could result in work stoppages, blockades of the Company’s business activities, and appropriation of assets. Some of the Company’s properties may be located in areas where Mexican drug cartels operate. These risks and uncertainties vary from region to region and include, but are not limited to, terrorism; hostage taking; local drug gang activities; military repression; expropriation; extreme fluctuations in currency exchange rates; high rates of inflation; labour unrest; the risks of war or civil unrest; renegotiation or nullification of existing concessions, licenses, permits and contracts; illegal mining; changes in taxation policies; restrictions on foreign exchange and repatriation; and changing political conditions, currency controls and governmental regulations that favour or require the awarding of contracts to local contractors or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction.

Title to assets
Although the Company has or will receive title opinions for any properties in which it has a material interest, there is no guarantee that title to such properties will not be challenged or impugned. The Company has not conducted surveys of certain claims in which it holds direct or indirect interest and, therefore, the precise area and location of such claims may be in doubt. The Company’s mineral concessions may be subject to prior unregistered agreements or transfers or native land claims, and title may be affected by unidentified or unknown defects. The Company has conducted as thorough an investigation as possible on the title of properties that it has acquired or will be acquiring to be certain that there are no other claims or agreements that could affect its title to the concessions or claims. If title to the Company’s properties is disputed it may result in the Company paying substantial costs to settle the dispute or clear title and could result in the loss of the property, which events may affect the economic viability of the Company.

Surface rights
A mineral concession in Mexico does not confer any ownership of surface rights. The majority of the Company’s mineral properties are located in remote and relatively uninhabited areas. There are currently no areas of interest within the Company’s mineral concessions that are overlain by significant habitation or industrial users; however, there are potential overlapping surface usage issues in some areas. Some surface rights are owned by local communities or “Ejidos”, and some surface rights are owned by private ranching or residential interests. The Company will be required to negotiate the acquisition of surface rights in those areas where it may wish to develop mining operations. The Company’s mineral interests are located on community or private land, and it is necessary to deal with the owners for access and any potential development or exploitation rights. There can be no assurance that the Company will be able to negotiate and acquire surface access rights on terms acceptable to the Company or at all.

SILVERCREST METALS INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
YEAR ENDED DECEMBER 31, 2018	TSX.V: SIL | NYSE American: SILV

Commodity markets
The price of the Company’s securities, its financial results, and its access to the capital required to finance its exploration activities may, in the future, be adversely affected by declines in the price of precious and base metals. Precious metal prices fluctuate widely and are affected by numerous factors beyond the Company’s control such as the sale or purchase of precious metals by various dealers, central banks and financial institutions; interest rates; exchange rates; inflation or deflation; currency exchange fluctuations; global and regional supply and demand; production and consumption patterns; speculative activities; increased production due to improved mining and production methods; government regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals, and environmental protection; and international political and economic trends, conditions and events. If these or other factors adversely affect the price of precious and base metals, the market price of the Company’s securities may decline.

Environmental factors
All phases of the Company’s operations are subject to environmental regulation in the jurisdictions in which it operates. Environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects, and a heightened degree of responsibility for companies and their officers, directors, and employees. There is no assurance that any future changes in environmental regulation will not adversely affect the Company’s operations. The costs of compliance with changes in government regulations have the potential to reduce the profitability of future operations. Environmental hazards that may have been caused by previous or existing owners or operators may exist on the Company’s mineral properties, but are unknown to the Company at present.

16. CRITICAL JUDGEMENTS AND ESTIMATES

The preparation of these consolidated financial statements in accordance with IFRS requires management to make judgments, estimates, and assumptions that affect the reported amounts and the valuation of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenditures during the year.

These judgments and estimates are continuously evaluated and are based on management’s experience and knowledge of the relevant facts and circumstances. Actual results may differ from the estimates. Revisions to estimates and the resulting effects on the carrying amounts of the Company’s assets and liabilities are accounted for prospectively. Information about such judgments and estimates is contained in the description of accounting policies (note 2 to the audited consolidated financial statements) and/or other notes to the financial statements. Management has made the following critical judgments and estimates:

Critical judgments in applying accounting policies
The critical judgments that the Company’s management has made in the process of applying the Company’s accounting policies, apart from those involving estimations, that have the most significant effect on the amounts recognized in the Company’s consolidated financial statements are as follows:

Exploration and evaluation assets
The application of the Company’s accounting policy for exploration and evaluation expenditures requires judgment in determining whether future economic benefits are likely, which may be based on assumptions about future events or circumstances. Estimates and assumptions made may change if new information becomes available. If, after expenditures are capitalized, information becomes available suggesting that the recovery of expenditures is unlikely, the amount capitalized is recognized in loss in the period that the new information becomes available.

Functional currency
The functional currency for the Company is the currency of the primary economic environment in which the entity operates. The Company had determined the functional currency of its Canadian and Mexican entities to be the Canadian dollar. Determination of functional currency may involve certain judgments to determine the primary economic environment, and the Company reconsiders the functional currency of its entities if there is a change in events and conditions which determined the primary economic environment.

Impairment of non-current assets
Non-current assets are tested for impairment when indicators of impairment are present. Calculating the estimated fair values of cash generating units for non-current asset impairment tests requires management to make estimates and assumptions with respect to metal selling prices; future capital expenditures; reductions in the amount of recoverable reserves, and exploration potential; production cost estimates; discount rates; and exchange rates. Reductions in metal price forecasts; increases in estimated future costs of production; increases in estimated future non-expansionary capital expenditures; reductions in the amount of recoverable reserves, and exploration potential; and/or adverse current economics can result in a write-down of the carrying amounts of the Company’s non-current assets.

SILVERCREST METALS INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
YEAR ENDED DECEMBER 31, 2018	TSX.V: SIL | NYSE American: SILV

Key sources of estimation uncertainty
The significant assumptions about the future and other major sources of estimation uncertainty as at the end of the reporting period that have a significant risk of resulting in a material adjustment to the carrying amounts of the Company’s assets and liabilities are as follows:

Share-based payments
The Company uses the Black-Scholes Option Pricing Model for the valuation of share-based payments. Option pricing models require the input of subjective assumptions, including expected price volatility, interest rate, expiry date, and forfeiture rate. Changes in the input assumptions can materially affect the fair value estimate and the Company’s net loss and share-based payment reserve.

Income taxes
Management is required to make estimations regarding the tax basis of assets and liabilities and related deferred income tax assets and liabilities, the measurement of income tax expense, and indirect taxes. A number of these estimates require management to make estimates of future taxable profit and, if actual results are significantly different than estimates, the ability to realize the deferred tax assets recorded on the statement of financial position could be impacted. The Company is subject to assessments by tax authorities who may interpret tax law differently. These factors may affect the final amount or the timing of tax payments.

17. DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of the Company, under the supervision of the Chief Executive Officer and the Chief Financial Officer, is responsible for establishing and maintaining adequate disclosure controls and procedures. Disclosure controls and procedures are designed to provide reasonable assurance that material information related to the Company, including its consolidated subsidiaries, is made known to the Company’s certifying officers. The Company’s Chief Executive Officer and Chief Financial Officer believe that the Company’s disclosure controls and procedures are effective in providing reasonable assurance that information required to be disclosed under applicable securities regulations is recorded, processed, summarized and reported within the time periods specified. Management regularly reviews the Company’s disclosure controls and procedures; however, they cannot provide an absolute level of assurance because of the inherent limitations in cost effective control systems to prevent or detect all misstatements due to error or fraud.

Management is responsible for establishing and maintaining adequate internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with IFRS. During 2018, the Company adopted the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") internal control framework (2013) to design internal controls over financial reporting. The design of any system of controls and procedures is based in part upon certain assumptions about the likelihood of future events. There can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions, regardless of how remote.

As at December 31, 2018, management assessed the design and operation of our internal control over financial reporting and disclosure controls and procedures and concluded that such internal control over financial reporting and disclosure controls and procedures were effective and that there were no material weaknesses in our internal control over financial reporting. There has been no change in the Company’s internal control over financial reporting during 2018 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.